RECEIVED
2010 OCT 22 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE


FOSTER'S
GROUP


10016479

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"CUB Investor Day Presentation"

Released: 21 October 2010

Pages: 60
(Including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dly 10/25

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP
Investor Day
21 October 2010
Carlton & United
Breweries
Proudly Australian

Agenda

Topic	Presenter
Introduction	Ian Johnston Chief Executive Officer Foster's Group
CUB Overview	John Pollaers Managing Director Carlton & United Breweries
Beer Market Overview	Stephen Matthews Finance Director Carlton & United Breweries
Questions	
Lunch	
CUB Supply	Grant Peck Supply Director Carlton & United Breweries
CUB Marketing	Peter Sinclair Marketing Director Carlton & United Breweries
CUB Sales	Peter Cantwell Sales Director Carlton & United Breweries
Close	John Pollaers Managing Director Carlton & United Breweries
Questions	

Outlook Statement Disclaimer



Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

2

3

Ian Johnston

Chief Executive Officer

LINDEMANS
CASCADE
PURE BLONDE
VB
CARLTON DRAUGHT
Penfolds
Crown


FOSTER'S HAS A LONG HISTORY
4
1888
1870
1854
1844
1843
1907
1996
2000
2005
2008
2010
Carlton amalgamates five other breweries to create Carlton & United Breweries
Foster's enters wine through Mildara Blass acquisition
Beringer acquired
Southcorp acquired
Wine Strategic Review
Australian market leader in Beer & bottled wine
Status as at June 2008
CEO resigned June 08 – replaced July
No strategic direction; no leadership
Poor performance culture:
– Silos
– Lack of purpose
– Internally focused, reactive, slow moving
– High cost structure; blurred accountability
Transformation period
Enduring values
– Committed to our people
– Socially responsible
– Acting with integrity
Behaviour values
– Accountable
– Adaptable
– Aggressive
Strategy
FOSTER'S


FOSTER'S STRATEGIC AGENDA
5
Vision
Imperatives
Initiatives
High Performance Culture
Growth
Efficiency
Capability
Lead innovation
Build iconic brands
Focus the portfolio
Grow in new markets
Eliminate waste
Leverage global procurement
Drive continuous improvement
Develop talent
Improve processes
Renew systems
Deliver functional excellence
threeAs – Accountable, Adaptable, Aggressive
Enduring values - Consumer led & Customer driven, Committed to our people, Socially responsible, Acting with integrity
FOSTER'S


TRANSFORMATION OVERVIEW
6
Aims of the Transformation Agenda...
Transformation agenda
Key aims
Growth
Efficiency
Capability
Transform organisation operationally
Integrate demand and supply functions
Strategic planning a business responsibility
Execution focus at point of operation
Improve capabilities – beginning with Leadership
Transform organisation culturally
Improve the way we do things around here – simplify
Efficiency focus
Integrated communication within group
Transform personnel management
Proper succession planning
Recognise apprehension in some quarters
FOSTER'S


TRANSFORMATION OVERVIEW
7
... to be achieved over 3 phases
③ Outperform & grow
② Delivery of strategy
① Stabilise & reform
Capability
Efficiency
Growth
FOSTER'S

TRANSFORMATION OVERVIEW



Progress to date

Transformation agenda


Growth
Efficiency
Capability

Achievements

- New business structures in Australia
- Integrated supply and demand businesses
- New business heads recruited – CUB, Wine Americas, Wine ANZ
- Right sizing wine asset base
- Simplified operation – decreased headcount, 500 roles ($100m target)
- Continuous improvement program in all sites
- New RTM in Nordics, Eastern Canada, US
- Relocated Asia, to Asia
- IT rebuild – enabler for further process improvement


FOSTER'S

TRANSFORMATION PROGRESS



Significant progress has been made on the cultural transformation

Transformation agenda


Growth
Efficiency
Capability

Cultural transformation

- In September 2008, 5 of the Top 7 descriptors were negative
- In September 2009, just 2 of the Top 7 descriptors were negative
- Improvement in areas of focus
  - Direction
  - Leadership
  - Coordination
- Established a Leadership Profile
- Developed functional career ladders for succession and development

FOSTER'S


SHARE PRICE PERFORMANCE
10
Strong relative performance since July 2008
% Price Relative to
15-Jul-08 Close
FGL
AORD
140
120
100
80
60
18-Oct-08
FGL $6.05
15-Jul-08
FGL $4.32
AORD: 4910.1
18-Oct-08
AORD: 4723.4
21. Jul 2008
01. Sep 2008
13. Oct 2008
24. Nov 2008
05. Jan 2009
16. Feb 2009
30. Mar 2009
11. May 2009
22. Jun 2009
03. Aug 2009
14. Sep 2009
26. Oct 2009
07. Dec 2009
18. Jan 2010
01. Mar 2010
12. Apr 2010
24. May 2010
05. Jul 2010
16. Aug 2010
27. Sep 2010
FOSTER'S


SUMMARY – FOSTER'S GROUP
11
1 An Australian icon company
2 Rich with assets
3 Fascinating history has got in the way
4 Transformation mostly complete
5 Culture change accelerating – with new leaders and pure play ethos
VB
FOSTER'S


PURPOSE OF THE NEXT 2 DAYS
12
Status of Treasury Wine Estates
Key business attributes
Outline the performance improvements and initiatives that are underway
Status of CUB
Address some misconceptions:
"Declining share"; but...
"Cost disadvantage"; but...
"Under-delivering on customer service; issues of multi beverage"; but...
"Profitable & cash generative"; yes
FOSTER'S


OVERVIEW OF THE NEXT 2 DAYS
13
Today
Focus on CUB
John Pollaers and the CUB leadership team
Dinner tonight commencing at 6:30pm
Pairing of our wine and beer, guided by some of our leading experts
Tomorrow
Focus on Treasury Wine Estates
Stephen Brauer and team
Peter Jackson
Anthony Davie
David Dearie and team
FOSTER'S


Carlton & United
Breweries
Proudly Australian SINCE 1864


John Pollaers
Managing Director
Carlton & United Breweries


Carlton & United Breweries team
Managing Director
John Pollaers
• Joined CUB April 2010
• John has had a distinguished career in the international drinks sector including senior executive roles at Diageo
Marketing Director
Peter Sinclair
• Joined in 1998, appointed Marketing Director in 2008
• Has 17 years of brand experience in Australia and internationally having previously worked at Proctor & Gamble and Campbell's Soup
Finance Director
Stephen Matthews
• Joined in 2005
• More than a decade of experience in the international drinks industry including with Diageo and Guinness
Sales Director
Peter Cantwell
• Joined in 2009
• Previously worked for Independent Distillers and spent 15 years with Cadbury Schweppes in Australia and overseas
Supply Director
Grant Peck
• Joined Foster's in 2004 initially as Finance Director with Beringer Blass
• Previously worked with McCormick Foods in CFO and MD roles
Human Resources Director
Katea Downie
• Joined Foster's in 2008
• With an HR career spanning 20 years, has previously held a number of senior HR roles with Colonial First State, Gandel Retail Management, L'Oreal and Country Road
16

Key Messages



- We believe in the future of the beer category in Australia
- We have a great business, but with challenges to be addressed
- Our Urgent Agenda focuses on stabilising and building momentum:
  - positioning our portfolio for growth
  - improving execution
  - raising the capability of our people and our organisation
- We have a plan, and we are building the team to deliver
- There are early signs of progress


We believe in the future of the beer market in Australia
Stable Volume Growth
• Stable volume growth over a sustained period of time driven by population growth
Value Growth
• Value growth driven by continued innovation and consumer premiumisation driving positive mix and price realisation
Margin Strength
• Margin strength further supported by improvements in efficiency
18


We have the leading Australian beer portfolio
#1 Beer
#1 Fastest Growing
#1 'Low Carb'
#1 International
#1 Domestic Premium
New 'Stylo' #1 Flavoured
International
Craft #1 Fastest Growing Craft Brand
Cider #1 Cider
Source: AC Nielsen
19



We have strong strategic assets
Sales
Scale presence across all channels in every major market
Largest alcohol supplier to every major retailer
Deeper and more frequent coverage of the market, with 250k sales calls annually
Distribution
Unique 'franchise' model network
Geographic and channel coverage servicing over 17k customers with 800k deliveries per year
Production
Australia's two largest breweries
Leading water efficient brewery in Australia
20



CUB is a strong financial performer, however, it has experienced long-term share loss
CUB Financials
CAGR 06-10
Net Sales Revenue ($m)
2,045
2,148
2,220
2,279
2,337
3%
EBIT ($m)
692
720
778
861
904
7%
F06
F07
F08
F09
F10
EBIT Margin 34% 34% 35% 38% 39%
Cash Conversion 98% 101% 99% 98% 101%
CUB Beer Share (%, Off-Premise)
54%
53%
50%
50%
Value
Volume
F06
F07
F08
F09
F10
Source: CUB; AC Nielsen
21


Recent share loss driven by portfolio positioning and 'execution'
CUB Beer Volume Share (%, Off-Premise)
51%
Portfolio Positioning
0.5%
'Execution'
0.5%
50%
F09
Sub-Category Alignment
Share loss within Sub-Category
F10
Source: AC Nielsen
22


Recent growth has been in segments where CUB holds below its average market share
CUB Beer Volume Share by Sub-Category
(%, F10, Off-Premise)
CAGR FY08-10
+2%
-4%
+1%
+17%
+15%
+12%
-8%
+32%
Other
CUB
Total
Traditional Regular
Mid
'New Style' Regular
Prem Int'l
Prem Domestic
Light
Craft
If we hold share in each sub-category we will lose ~0.5ppt of share p.a.(1)
Notes: (1) Assuming sub-category growth rates remain the same as F10
Source: AC Nielsen
23



Recent share loss driven by portfolio positioning and 'execution'
CUB Beer Volume Share (%, Off-Premise)
51%
Portfolio Positioning
0.5%
'Execution'
0.5%
50%
F09
Sub-Category Alignment
Share loss within Sub-Category
F10
Source: AC Nielsen
24



We are focusing on improving our execution
Elements of Effective Execution
Integrated business and activity plan
x
'A-grade' capability at the frontline
x
Performance resolve
Strategic priorities
Prioritisation and sequencing
Ownership and accountability
Target setting
Skill and ability
Capacity
Tools and support
Incentives and consequences
Transparency
Culture
Leadership
25


These challenges are compounded by recent market conditions
Beer Volume Growth
(%, Off-Premise, rolling QTR vs LY)
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Source: AC Nielsen
26


A new vision, founded on CUB's proud heritage
Aspiration: The beer company loved by Australians
The 'Stand':
Consumers
"Brands of choice at the heart of great times & great experiences"
Trade
"Relationships that bring out the best"
People
"Proud, passionate and an unambiguous employer of choice"
Community
"Enriching and responsible in the community which we live"
Reputation
"Celebrated in Australia and on the world stage"
Foundation: "Standing on the shoulders of giants"
Proud heritage
Great brands
Australian owned
27


We are putting beer at the heart of everything we do
Individual decision making
Entrepreneurial
Audacious
"Beer at the heart of everything we do"
Competitive
Execution discipline and performance resolve
Curious
28


We are guided by Foster's long-term strategic imperatives
Growth
Efficiency
Capability
Leverage brand strength
Position for growth
Drive execution and marketing excellence
Optimise supply chain
Build an engaged high-performance team
Enrich the community and operate responsibly
29


Our first year priority is to stabilise and build momentum
CUB
Stabilise & build momentum
(12 months)
Look to the future
(12-24+ months)
Urgent Agenda
Full Potential
30


The Urgent Agenda to stabilise and build momentum
CUB
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
31



The Urgent Agenda to stabilise and build momentum
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
32



The Urgent Agenda to stabilise and build momentum
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
33


The Urgent Agenda to stabilise and build momentum
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
34


Key Messages
We believe in the future of the beer category in Australia
We have a great business, but with challenges to be addressed
Our Urgent Agenda focuses on stabilising and building momentum:
– positioning our portfolio for growth
– improving execution
– raising the capability of our people and our organisation
We have a plan, and we are building the team to deliver
There are early signs of progress
35


Crown
Crown
Stephen Matthews
Finance Director
Carlton & United Breweries


Market Overview
• Long-term Beer Market
– Stable long-term volume growth
– Positive mix and price trends
• Recent Category Performance
– Increased volatility due to one-off factors
– Subdued short-term outlook
37


Australian beer volumes have been stable for many years
Beer Volume
(m 9LEs, CAGR %)
0.5%
0.1%
F95
F00
F05
F10
Drinking Population
(million people 18 years +)
18
16
14
12
10
95
00
05
10
Beer Consumption per Capita
(litres per capita of drinking population p.a.)
140
130
120
110
100
90
80
95
00
05
10
Source: ABS; internal analysis
38


Value has grown ahead of volume
Beer Value
($B retail value, off-premise)
5.6%
4.6
4.8
5.1
5.4
5.8
6.0
F05
F06
F07
F08
F09
F10
Drivers of Value Growth
(% retail value growth, off-premise)
49%
33%
18%
F05
Price
Mix
Volume
F10
Source: AC Nielsen; internal analysis
39


Positive mix driven by innovation and consumer preferences
Total Beer Volume by Sub-Category
(F05-10, %)
Change
(ppts)
05-10
International Premium +4
Domestic Premium +1
'New Style' Regular +12
Traditional Regular -15
Mid-Strength +1
Light -5
F05
F06
F07
F08
F09
F10
Source: AC Nielsen; ABS; internal analysis
40


The on-premise in Australia remains robust
Total Beer Volume by Channel
(F05-10, %)
30%
30%
30%
29%
29%
29%
On-Premise
70%
70%
70%
71%
71%
71%
Off-Premise
F05
F06
F07
F08
F09
F10
Source: AC Nielsen; ABS; internal analysis
41


Price increases have been a material driver of value growth in the beer category for a number of years
Consumer Price Index by Product Category
(Mar '00 – Jun '10, Rolling QTR)
100
90
80
70
60
50
40
30
20
10
0
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Beer
Auto Fuel
Spirits / RTD
Confectionery
Soft Drinks
CPI
Milk
Source: ABS
42


Market Overview
• Long-term Beer Market
– Stable long-term volume growth
– Positive mix and price trends
• Recent Category Performance
– Increased volatility due to one-off factors
– Subdued short-term outlook
43


The beer category has been volatile in the last two years
Beer Volume Growth
(%, Off-Premise, rolling QTR vs LY)
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10
Source: AC Nielsen
44


The beer category has been volatile in the last two years
Volume Change (in 9LEs, Off-Prem QTR vs LY)
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Apr-10 Jul-10
Source: AC Nielsen
45



The beer category has been volatile in the last two years
Volume Change (in 9LEs, Off-Prem QTR vs LY)
RTD Excise Change
RTDs
Beer
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Apr-10 Jul-10
Source: AC Nielsen
46



The beer category has been volatile in the last two years
Volume Change (in 9LEs, Off-Prem QTR vs LY)
10
9
8
7
6
5
Interest Rate (%)(1)
Stimulus
RTD Excise Change
RTDs
Beer
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Apr-10 Jul-10
Note: (1) RBA Banks' Standard Variable Rate – Housing Loans
Source: AC Nielsen; RBA
47


Have we returned to long term trend?
Monthly Volumes Seasonally Adjusted (Off-Premise)
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Source: AC Nielsen; Internal analysis
48


Retail unit value growth has slowed as volume has declined
Retail Unit Value Growth
(% Off-Premise, QTR vs LY)
4.7%
4.9%
4.5%
4.8%
4.5%
4.1%
4.0%
4.1%
3.0%
3.4%
2.9%
2.0%
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Aug-10
Source: AC Nielsen
49

Key Messages



- Beer category fundamentals are strong
- Sustained moderate long-term volume growth
- Value growth ahead of volume due to pricing and mix
- Recent volatility largely driven by RTD excise change and economic stimulus, with decline as we cycle these impacts
- Pricing and mix will remain more subdued during this period of volume decline
- In F11 we expect the category decline in H1 of 4% to 5%, with some improvement in H2



Questions


VB
Grant Peck
Supply Director
Carlton & United Breweries


The Urgent Agenda to stabilise and build momentum
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
53

CUB Supply Chain – Key Messages



- CUB's supply chain is an important strategic asset:
  - Favourable manufacturing footprint
  - Production facilities of scale with a track record of conversion cost improvement
  - Logistics infrastructure and reach
  - Leader in sustainability
- We face ongoing cost challenges driven by shifts in the production mix and the breadth and diversity of CUB's portfolio
- Our Urgent Agenda plan includes ongoing lean manufacturing and Continuous Improvement programs and targeted investments to reduce unit cost
- We are have validated our performance with the market and are challenging ourselves to extract full value from the supply chain

54

We are starting from a position of strength



Effective Manufacturing Footprint	Leaders in Sustainability	Strong Brewing and Packaging Innovation Capability	Unique logistics Infrastructure
			

55

Our manufacturing footprint includes the two largest breweries in Australia

CUB brewery

Production locations and population density

Yatala (Brisbane)
- World leader in water usage
- Services eastern seaboard

• 3 bottle lines
• 1 can line
• 1 keg/racking

Campbelltown (Sydney)
- Main cider production plant
- Home of Strongbow
- Key eastern seaboard location

• 1 bottle line

Abbotsford (Melbourne)
- Major site – 25% of Australian beer production
- Home of VB and Carlton Draught

• 4 bottle lines
• 1 can line
• 1 keg/racking

Cascade (Hobart)
- Historic site
- Home of Cascade
- Specialist small run facility

• 1 bottle line
• 1 can line
• 1 keg/racking

Source: CUB data; Supply Fitness Review

56


We are strong performers from a sustainability perspective
Total energy usage
GJ/hL beer produced
25%
FY2001
FY2010
Water usage
Hl water /hL beer produced
34%
FY2001
FY2010
Carbon emissions
tCO2-e/hL beer produced
Direct *
In-direct **
21%
FY2001
FY2010
Yatala best-in-class in energy and water
Logistics efficiencies driving carbon optimisation
Capital replacement playing a key role
Energy efficiency is good business not just "feel good"
57


We remain committed to safety throughout our operations
Our safety metrics have shown marked improvement
CUB Production (includes Pacific)
Recordable Case Injury Frequency Rate
RCIFR*
Target 16.7
Oct-09 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10
Key actions and results
Key actions
• Restructured with line management responsible for health and safety
• Developed a culture of safety at every site and throughout organisation
Results
• Improved outcomes domestically with RCIFR now at 17
• Shared learnings with the Pacific
* RCIFR is the number of injuries requiring medical intervention per million hours worked
58


Increased flexibility in operations and brewing capability allows CUB to better meet customer and consumer needs
Customer / Consumer insight
• Shopper marketing revealed consumers frequently buy 3 single long-neck bottles at a time
• Segmenting customer offerings to provide differentiation between channels
• Low carbohydrate beers have traction with consumers, but choice is limited
• Growth in flavoured beers
• Growth in craft beer
Supply Solutions
Pack of 3 long-necks
15-pack for independent off-premise customers
New low carb offerings
Leading in flavoured beers
Continuing to innovate craft
59


Our logistics network transformation is complete and is delivering value
June 2005
Production site 6
Distribution centre/Cross dock 32
Nexday Logistics DC 5
43
Vic & NSW Regional DCs 10
Darwin
Alice Springs
SRP X-Dock
Yeerongpilly x 2
Yatala
Auburn
Botany
SRP X-Dock
Clyde
Mascot
Campbelltown
ACT
Magill
Marleston
Wingfield
Nth Fremantle
Forrestfield
Bassendean
Garage
Melbourne DC
Abbotsford
Abbotsford
Essendon
Knoxfield
Dandenong
Clayton
Altona
Airport West
SRP X-Dock
Launceston
Hobart
Cascade Brewery
& Beverage
60


Our logistics network transformation is complete and is delivering value
2010 – Optimised Network
Production transfer warehouse 6
Distribution centre 17
23
Vic & NSW Regional DCs 7
Darwin
Alice Springs
Brisbane
Yatala
Newcastle
Sydney DC
Campbelltown
ACT
Wingfield
Forrestfield
Garage
Melbourne DC
Abbotsford
Launceston
Hobart
Cascade Brewery
& Beverage
61



Our unique logistics model and capability has reduced cost and improved customer service
Compelling franchise model
Franchise Model
CUB systems and dashboard
Council of Third Party Logistics Providers
Over 17,000 Customers Serviced
Average of 3,200 Customers Serviced Daily
Over 800,000 Deliveries per year
Optimisation resulted in 3.7% cost per case reduction in F10
2007
2010
94.5
97.0
4,400
3,200
1,040
760
Customer DIFOT (service performance)
Avg # of daily deliveries
Avg # of daily delivery loads
In addition, carbon emissions have reduced by ~9% through logistics initiatives
And we have externally validated our service performance with the customer base – 8 of 10 customers see FGL's logistics service "as good or better than our nearest competitors"
62



Effectively supporting mix premiumisation is a continuing challenge
Challenges
Complexity and the evolving mix reality – a challenge for all supply chains
Premiumisation has, and will continue to, challenge the cost per case
– Local production vs imported products
– Draught vs packaged products
– Cans vs bottles and premium bottle format
Energy and utilities inflation will continue to be a factor
63

Our Urgent Agenda is addressing these challenges and will allow us to capture further upside opportunity



Actions taken to mitigate the challenge

- Network optimisation
  - Closure of North Fremantle, Kent, Botany and Airport West production facilities
  - Fitness Review most recently
- Operational excellence program
- Energy efficiency improvements
- Logistics transformation

- Our Urgent Agenda priorities are to optimise within the current footprint
  1. Lean manufacturing
  2. Performance improvements in conversion to capture unmet potential

Our Lean manufacturing capability agenda is a key factor driving performance improvement

Line Efficiency Pilot Performance

Line Efficiency – Test Line
Commencement of program in F08
+14% increase
F05
F06
F07
F08
F09
F10
F11 (YTD)

- Clear, aligned structure
- Continuous Improvement (CI) Maturity Index improvements targets are imbedded in all Supply KPOs
- Performance improvement is real
  - Efficiencies are up 14% from F07 lows
- Plant Efficiencies in F11 demonstrate we are on the right track
  - Q1 Overtime vs PY – a 37% improvement
  - Un-planned downtime reductions
  - Quantum leap in site presentation

Our Fitness Review - implementing our urgent agenda initiatives will move us closer to world class performance in conversion





Brewing



- Our current brewing process performance has cost opportunity versus world's best practice
- Focus on brewing processing, better usage of key ingredients and maximising quality

Packaging



- Packaging performance is making incremental improvements through Lean, but step change opportunity exists through capital investment
- Focus on efficiency levels, shift patterns, wastage and flexibility
- Continue to drive our Lean program

Utilities



- Whilst we externally validate Yatala is best in class – upside exists
- Focus on energy consumption, delivery and usage, CO_2 quality and recovery systems and class-leading water systems

CUB Supply Chain – Key Messages



- CUB's supply chain is an important strategic asset:
  - Favourable manufacturing footprint
  - Production facilities of scale with a track record of conversion cost improvement
  - Logistics infrastructure and reach
  - Leader in sustainability
- We face ongoing cost challenges driven by shifts in the production mix and the breadth and diversity of CUB's portfolio
- Our Urgent Agenda plan includes ongoing lean manufacturing and Continuous Improvement programs and targeted investments to reduce unit cost
- We are have validated our performance with the market and are challenging ourselves to extract full value from the supply chain


CARLTON DRAUGHT
Peter Sinclair
Marketing Director
Carlton & United Breweries


The Urgent Agenda to stabilise and build momentum
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
69

CUB Marketing - Key Messages



- With the largest, best known and most loved alcoholic beverage portfolio in the country, we are starting from a position of strength
- We are clear on the challenges we face
- The Urgent Agenda will enable us to:
  - implement new processes
  - invest in brand strength
  - position our portfolio for growth
  - invest in innovation
- We are making progress along these dimensions

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Our portfolio comprises some of Australia's best known and loved brands...

VB	Carlton Draught	Pure Blonde	Corona Extra	Crown
#1 Beer	#1 Fastest Growing	#1 'Low Carb'	#1 International	#1 Domestic Premium

New 'Style'
#1
Flavoured

International

Craft
#1
Fastest
Growing
Craft Brand

Cider
#1
Cider

Source: AC Nielsen

71


...which can be demonstrated by our brands' performance
CUB
Other
Seven of Top Ten Biggest Brands
Value (F10 $m, Retail Off-Premise)
845
547
365
350
328
273
241
182
172
155
Victoria Bitter
XXXX Gold
Carlton Draught
Tooheys New
Tooheys Extra Dry
Corona
Pure Blonde
Carlton Mid
Crown Lager
Carlton Dry
Three of Five Fastest Growing Brands
Growth (F10 vs F09 growth, $m)
43
41
33
29
22
Carlton Draught
Carlton Dry
Summer Bright
Corona
Hahn Super Dry 3.5
Source: AC Nielsen
72


A proven track record of successful innovation
PURE BLONDE
CARLTON DRY
Australia's 1st Craft Beer
Australia's 1st Clear Glass Beer
Australia's 1st Premium Low Carb
Australia's Leading Flavoured Beer
Australia's 1st Luxury Beer
73

Implementing the Urgent Agenda initiatives will enable us to strengthen our brands and align investment

Implement new processes

FACT FAME

Invest in brand strength

CARLTON DRAUGHT

VB

Fix our portfolio position

CARLTON DRY

STRONGBOW

Innovate for growth

GREAT


Implemented new processes
FACT
FAME
COMPETITIVE & PORTFOLIO CONTEXT
CONSUMER SEGMENTS
BRAND HEALTH & REPERTOIRE
BRAND ROLE & POSITION
OCCASIONS, CHANNELS & ACTIVITY
WHO
WHAT
WHY
WHEN-WHERE
TARGETING
CONNECTIONS
MEANING
OCCASIONS
EXPLORE
ASPIRE
INSIGHT
ACTIVATE
PLAN
Foster's Australia Consumer Tracker
Foster's Achieving Marketing Excellence
75


Implementing the Urgent Agenda initiatives will enable us to strengthen our brands and align investment
Implement new processes
FACT FAME
Invest in brand strength
CARLTON DRAUGHT
VB
Fix our portfolio position
CARLTON DRY
STRONGBOW
Innovate for growth
GREAT NORTHERN
78


SINCE 1864
CARLTON DRAUGHT
Brewery Fresh
Maintaining Momentum


Carlton Draught – Maintaining Momentum
Estimated Volume Share
%
Horses
Canoe
Big Ad
Flashbeer
Plastic Cup
Sky Troop
Mystery Prize
5.5
4.5
4.5
3.3
3.0
3.0
3.1
2.9
2.7
2.6
3.1
3.0
4.1
4.6
5.1
5.9
6.6
7.4
7.8
8.0
8.2
FY90 FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10
CARLTON DRAUGHT
Source: AC Nielsen


CARLTON DRAUGHT
CARLTON DRAUGHT


'Slo Mo' performs very strongly: extremely engaging, communicating on strategy with a strong brand impact
Consumer Feedback from 'Slo Mo' TVC
(% of consumers)
Actual
Milward Brown Norm
Likeability
71%
29%
Attention Grabbing
67%
35%
Positive brand effect
61%
47%
Main message: Doesn't take itself too seriously
90%
50%
Source: Milward Brown
CARLTON DRAUGHT
80


VB
Invest in Strength – Turnaround Program


VB is Australia's largest beer... however is in steady share decline
Biggest segment ... but in decline
Volume Share (F10)
Traditional Regular 41%
Other 59%
Traditional Regular Beer Volume (m 9LEs, MAT)
64
62
59
F08
F09
F10
Biggest brand ... but losing share
Largest Beer Brands (Value F10 $m, Retail Off-Premise)
Victoria Bitter 845
XXXX Gold 547
Carlton Draught 365
Tooheys New 350
Tooheys Extra Dry 328
Corona 273
Pure Blonde 241
Carlton Mid 182
Crown Lager 172
Carlton Dry 155
VB Volume Share of Traditional Regular Beer
39%
37%
35%
F08
F09
F10
Source: AC Nielsen
82


We are 18 months into 5 year plan to evolve perceptions of VB
F10
F11
F12 - F14
Celebrate that VB is for more than just old-school masculinity
What VB stands for in a modern world
The definitive, positive expression of what VB represents
The Brand
RAISEAGLASS.COM.AU
The Brew
FREE
LIMITED EDITION
VB HERITAGE TEES
15
Every batch of VB is taste tested 6 times by a CUB brew master.
Sunlight damages beer, which is why our iconic brown glass stubby is essential to VB's freshness.
83




VB campaign has high likeability, is attention grabbing, and is on message
Consumer Feedback from VB Campaign
(% of consumers)
Actual
Milward Brown Norm
Likeability
46%
29%
Attention Grabbing
65%
35%
Positive brand effect
57%
47%
Main message: Real beer for real men
72%
50%
VB
Source: Milward Brown
65


Implementing the Urgent Agenda initiatives will enable us to strengthen our brands and align investment
Implement new processes
FACT FAME
Invest in brand strength
CARLTON DRAUGHT
VB
Fix our portfolio position
CARLTON DRY
STRONGBOW
Innovate for growth
86


Growth in 'New Style' and Craft critical to addressing portfolio position
CUB Volume Share by Sub-Category
(%, F10, Off-Premise)
CAGR FY08-10
+2%
-4%
+1%
+17%
+15%
+12%
-8%
+32%
Other
CUB
Total
Traditional Regular
Mid
'New Style' Regular
Prem Int'l
Prem Domestic
Light
Craft
Notes: (1) Assuming sub-category growth rates remain the same as F10
Source: AC Nielson
87


We are improving portfolio positioning through marketing investment and innovation
Cider
STRONGBOW
MERCURY
BULMERS
ORIGINAL CIDER
Craft
Matilda Bay
FAT YAK
BEEZ NEEZ
Big Helga
'New Style'
CARLTON
DRY
CARLTON
NATURAL
PURE
BLONDE
88


Carlton Dry is critical to improved portfolio positioning
... more than doubling in size in two years
Carlton Dry Volume (mill 9LEs, Rolling MAT)
facebook
FREE
DRY
1
2
3
4
5
6
7
Jul-08 Sep-08 Nov-08 Jan-09 Mar-09 May-09 Jul-09 Sep-09 Nov-09 Jan-10 Mar-10 May-10 Jul-10 Sep-10
89


Implementing the Urgent Agenda initiatives will enable us to strengthen our brands and align investment
Implement new processes
FACT FAME
Invest in brand strength
CARLTON DRAUGHT
VB
Fix our portfolio position
CARLTON DRY
STRONGBOW
Innovate for growth
GREAT NORTHERN
90


Innovating for growth
FUSION BLACK
CARLTON DRY
BITTER SWEET
NEW
PURE BLONDE
THE NEW TASTE IN LAGER
GREAT NORTHERN BREWING CO.
GREAT NORTHERN
91

CUB Marketing - Key Messages



- With the largest, best known and most loved alcoholic beverage portfolio in the country, we are starting from a position of strength
- We are clear on the challenges we face
- The Urgent Agenda will enable us to:
  - implement new processes
  - invest in brand strength
  - position our portfolio for growth
  - invest in innovation
- We are making progress along these dimensions


PURE
BLONDE
PREMIUM LAGER

Peter Cantwell

Sales Director
Carlton & United Breweries


The Urgent Agenda to stabilise and build momentum
Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline
94


CUB Sales - Key Messages
• With the largest alcoholic beverages sales force in the country and unparalleled customer access, we are starting from a position of strength
• However, we still have the opportunity to further improve within planning, execution and capability
• Our Urgent Agenda plan addresses immediate commercial opportunities and sets the foundation for our sales vision
95



We are starting from a position of strength
Scale presence across all channels in every major market
Deeper and more frequent coverage of the market, with more than 250,000 sales calls annually
Largest alcohol supplier to every major retailer
96



Dismantling the multi-beverage model has provided focus and opportunities to further strengthen the sales team
The multi-beverage structure was introduced in April 2006 ...
Foster's Australia Asia Pacific
Multi-beverage
Aust Sales
Aust Marketing
Asia
Global Multi-Beverage Supply
Australia Asia Pacific Support Functions:
- Finance
- Human Resources
• Broad portfolio
• Business complexity
• Poor sales and marketing alignment
• Poor customer satisfaction
• Low employee engagement – preference to sell one category
• Non-dedicated support functions
• Not effective in driving sales outcomes
... and dismantled in June 2009
Carlton & United Breweries
Beer, Cider, Spirits
Sales
Marketing
Supply
Finance
Human Resources
Business Unit GMs
Customer Marketing
Capability
Decision Support
• Clear focus on the category
• Greater employee engagement and knowledge
• Improved customer service
• Increased cross-functional alignment
However, opportunities to improve:
– Planning
– Execution
– Capability
97


Addressing these challenges will be essential as the retail market becomes more consolidated
Channel size and growth
2005
On-Premise
National Chains
Banner Groups ~55% of Independents
2010
On-Premise
National Chains
Banner Groups ~65% of Independents
Key trends
• National chain growth continuing
• 'Big box' store openings continuing
• Diverse independent customer base; new on-premise venue formats emerging
• Consolidation and increasing sophistication of large independent banner groups
• Points of market tension include:
– Retailer led price-based competition
– Parallel imports
98


Our merchandising standards and promotional activity must recognise the diversity of the retail landscape
Australian Liquor Market
Off Premise
On Premise
Drive Though
Bottle Shop
Basic Bar & Night Club
Contemporary Bars & Night Club
Grocery Liquor
Big Box
Traditional Public Bar
Smart Suburban Bar
Casual Food
Formal Food
99


We are embarking on a major program to improve the effectiveness of the sales function
From
To
Planning
Gaps in coordination in internal planning
Integrated strategic, commercial and activity planning process
Execution
Inconsistent execution, at the front-line and by retailers
Consistent excellence in execution, enabled by integrated planning and upgraded capabilities
Customer Partnerships
Transactional, trading relationships with some customers
Strategic partnerships with key accounts
Customer Solutions
Generic merchandising solutions applied across channels and geographies
Geographically targeted portfolio and activity plans
Differentiated, insight-based programs that support our customers' objectives
CUB Sales Vision
To be acknowledged by our customers and peers as the leading sales team in Australia
100


Our Urgent Agenda plan addresses immediate commercial opportunities and begins to build capability for the future
Align focus
Align investment and resource to targeted channel and portfolio opportunities
Execute by channel, store format and customer
Drive promotional investment effectiveness and ROI
Win in-store
Execute insight based category solutions to drive in-store sales and conversion rates
Win on-premise
Targeted plans to strengthen our account base, support differentiation, execute in venue
Build capability
Structure, talent, capability building, customer and shopper insights, processes and tools
101


Win in store – using insights to work with our key customers in developing in-store solutions
Strengthening relationships with key customers...
Dan Murphy's
liquor
Liquorland
Choice
Cellarbrations
...through shopper and consumer insight
Driving in-store solutions to drive growth
Disciplined execution of key in-store drivers to drive category and CUB growth
Aligned investment to execution of category merchandising solutions
102


Win on premise - using insights to support venue differentiation and execute targeted growth solutions
Understanding differentiation between venue types...
...through shopper and consumer insight
Driving channel and venue specific solutions
Improve in-venue standards
Targeted growth by venue type
Ongoing commitment to Draught beer quality and presentation
103


We are investing to upgrade our capabilities
Structure
Talent
Capability
Shopper and Customer Insights
Processes
Tools
• Six key business units
• Strengthened Customer Marketing Team
• Aligned decision support and sales analytics
• Dedicated sales capability support
104


We are investing to upgrade our capabilities
Structure
Talent
Capability
Shopper and Customer Insights
Processes
Tools
• Talent hires into critical roles
• 40% of senior sales team new into role from internal, external and international appointments
• Programme to support at all levels and accelerate high potential team members
105


We are investing to upgrade our capabilities
Structure
Talent
Capability
Shopper and Customer Insights
Processes
Tools
Academy
• Strengthened sales capability team
• Focused 'just-in-time' training to support Urgent Agenda initiatives
• Review process to better understand gaps and develop targeted solutions
106


We are investing to upgrade our capabilities
Structure
Talent
Capability
Shopper and Customer Insights
Processes
Tools
• Dedicated shopper insight capability
• Category, consumer, customer and shopper solutions
107


We are investing to upgrade our capabilities
Structure
Talent
Capability
Shopper and Customer Insights
Processes
Tools
Integrated business and commercial planning
Performance management process
Upgrades to all core sales and customer marketing processes
108


We are investing to upgrade our capabilities
Structure
Talent
Capability
Shopper and Customer Insights
Processes
Tools
New technology for better front-line planning and execution
Upgraded sales support tools
Sales force automation upgrade
109



Early signs of traction are appearing
Our market share has stabilised ...
Volume Share (% Off-Premise, rolling QTR vs LY)
53
52
51
50
49
48
47
Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Apr-10 Jul-10 Oct-10
... and internal measures are positive
• Performance dashboards in place
• Clear improvement in:
– Calls to plan
– Key activation measures
– Speed in implementation of priority in-store initiatives
– Distribution and display impact of key new product launches
Source: AC Nielsen
110

CUB Sales - Key Messages

- With the largest alcoholic beverages sales force in the country and unparalleled customer access, we are starting from a position of strength
- However, we still have the opportunity to further improve within planning, execution and capability
- Our Urgent Agenda plan addresses immediate commercial opportunities and sets the foundation for our sales vision



John Pollaers

Managing Director
Carlton & United Breweries

We believe in the future of the beer category in Australia



- **Population growth supports long term beer volume growth**
  - However, short-term trends suggest overall beer market volumes will be down 4-5% in H1 of F11
  - We expect improvement in H2 market trends
- **Pricing and mix will remain the key drivers of future value growth for beer**
  - Despite moderation of market pricing and mix trends recently
  - Aggressive retail pricing and consumers focusing on value formats
- **CUB will benefit from the favourable long-term category characteristics**
  - Recent signs of improved market performance for CUB
  - Current market trends pose challenges for F11 volumes
  - Prior year pricing decisions on the international portfolio will have ongoing impacts in F11

We have a great business, but with some challenges to be addressed



- **Strong track record of profitable growth has hidden underlying performance challenges**
  - Long term sustainability of performance has been impacted by portfolio positioning, execution and capability
  - Market share loss is an outcome of these factors
- **A new vision founded on CUB's proud heritage**
  - The beer company loved by Australians
  - A strong foundation – 'standing on the shoulder of giants'
  - A culture where beer is at the heart of everything we do
- **The Urgent Agenda is necessary to ensure CUB has strong foundations for future growth**
  - Maintaining our sustainable competitive advantage in our brands, sales, distribution and production
  - Building momentum for profitable growth in the future

114

The Urgent Agenda to stabilise and build momentum in F11


Positioning
Invest in brand strength and momentum
Execution
Align investment and execution focus
Win on-premise
Win in-store
Drive operational excellence
Capability
Build capable workforce aligned to structure
Improve program discipline

115


We have a plan, we are building the team to deliver and there are early signs of progress
Stabilise & build momentum (12 months)
Look to the future (12-24+ months)
Urgent Agenda
Focus for F11
Team in place to deliver
Systems, processes and people aligned
Early signs of traction
Initial feedback from customers is positive
Market share has stabilised
Full Potential
Evolving our long-term strategy guided by our vision and our strategic imperatives
118


Questions